UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report:  January 20, 2020

Flora Growth Corp.

(Exact name of issuer as specified in its charter)

Ontario

State or other jurisdiction of incorporation or organization

(I.R.S. Employer Identification No.)

65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5

(Full mailing address of principal executive offices)

+1 (416) 861 - 2267

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of One Common Share and One-half of one Warrant and Common Shares underlying Warrants

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Item 9.  Warrant Indenture

On January 20, 2020, the Company entered into a Warrant Indenture with TSX Trust Company, as warrant agent.  The form of warrant certificate for the Company’s Regulation A Offering was modified to reflect TSX Trust Company, in its role as warrant agent.  Each of the form of warrant and the indenture are filed as exhibits to this report.

EXHIBIT INDEX

Exhibit No.	Description

EX3.1	Form of Warrant
EX3.2	Warrant Indenture

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP., an Ontario corporation

Date: January 22, 2020	By:	/s/ Damian Lopez
Damian Lopez
President and Chief Executive Officer

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